Exhibit 99.1

Ellomay Capital Enters into a Binding Term Sheet for a Power Financial Hedge for the Talasol Project

The Binding Term Sheet Covers a Total of 3,500-3,700 GWh during a Period of 10 Years

Tel-Aviv, Israel, January 24, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced its wholly owned Spanish subsidiary, Talasol Solar S.L. (“Talasol”),  executed a binding term sheet with a leading international energy company with an investment grade credit rating operating in more than 40 countries (the “Hedging Provider”) in relation to a power financial hedge of 3,500-3,700 GWh for 10 years (“PPA”) in connection with a prospective photovoltaic plant with a peak capacity of approximately 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”).

The power produced by the Talasol Project is expected to be sold by Talasol to the open market for the then current market power price. The PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the PPA. The hedging provides that if the market price goes below a price underpinned by the PPA, the Hedging Provider will pay Talasol the difference between the market price and the underpinned price, and if the market price is above the underpinned price, Talasol will pay the Hedging Provider the difference between the market price and the underpinned price. The hedged production under the PPA is currently expected to be 3,500 - 3,700 GWh during a fixed term of 10 years, commencing shortly after commercial operation of the Talasol Project commences.

Since Ellomay purchased Talasol in April 2017, the Talasol Project secured its Administrative Authorization and Declaration of Public Utility in June 2017. In addition, Talasol recently executed the Assignment Contract (“contrato de encargo de proyecto”) and the Technical Access Contract (“Contracto técnico de acceso a la red de transporte") with Red Eléctrica de España [the Spanish grid operator (“REE”)], both required for the Talasol Project's connection to the Spanish national grid.

In addition, during November 2017 Talasol launched a tender process for the selection of the EPC contractor of the Project (the “EPC Tender”). Talasol is aiming to achieve financial closing for the Talasol Project during the second or third quarter of 2018 and commence commercial operation on 2020.

Based on current technical analysis, the P50 expected production of the Talasol Project will be approximately 490-565 GWh per annum, depending on the final design of the Talasol Project, which will be determined by the EPC Tender.

Talasol is expecting that the Talasol Project's CAPEX will amount to approximately Euro 200 million, including development costs of approximately Euro 20 million and interest of approximately Euro 7 million.

Based on the current technical analysis, a price projection analysis and the expected hedging effect of the PPA as reflected in the Binding Term Sheet, the Talasol Project's revenues are currently expected to be in the range of Euro 20-25 million per annum.

Ran Fridrich, CEO and director of the Company noted “The execution of the financial hedge is an important milestone for our Talasol project, and perhaps also for the entire Spanish PV and renewable energy market. We think that we found a sophisticated and creative counterparty, and we are moving ahead in full force to negotiate with them the detailed agreement. We hope that the competitive process we had in choosing the right off-taker, and the extensive and detailed negotiations on the terms of the conditions of the binding term sheet will assist us in finalizing the agreement relatively quickly.”

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the occurrence of the conditions subsequent set forth in the Talasol share purchase agreement, and other conditions that are not entirely within the control of the Company or Talasol, as they include the issuance of regulatory approvals and the procurement of project financing on terms acceptable to Talasol. The projected production, revenues and other future results and outcomes included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various conditions and circumstances, including the actual execution and final terms of the PPA, the outcome of the EPC Tender, the negotiations and final terms of the O&M contract and several other agreements, some of which have not yet been negotiated, finalized and executed. Moreover, the Company may, in its sole discretion, decide not to pursue the Talasol Project in the event of changes in the market or other circumstances. For more information concerning these and other risks see below under "Information Relating to Forward-Looking Statements."

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “aim,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in Spain or other relevant electricity markets, increase in the cost of construction and operation of PV plants, changes in demand and technical and other disruptions in the operations or construction of the Talasol Project. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com